Exhibit 99.7

NICE Actimize Positioned as Highest-Scoring Vendor Across Technology
Excellence Metrics in 2022 Quadrant KnowledgeSolutions KYC Report

NICE Actimize’s next-generation KYC/CDD solution leverages AI and machine learning to provide accurate customer risk scoring and reduce compliance risk

Hoboken, N.J., May 19, 2022 – NICE Actimize, a NICE (NASDAQ: NICE) business, has been ranked by global advisory and consulting firm Quadrant Knowledge Solutions as a top performing Know Your Customer/Customer Due Diligence (KYC/CDD) Technology Leader in its recently released “SPARK Matrix™: Know Your Customer (KYC) Solution, 2022” report. The Quadrant Knowledge Solutions study, which provides competitive analysis and a ranking of the leading KYC vendors in the form of its proprietary SPARK Matrix, scored NICE Actimize and its consolidated KYC/CDD solutions the highest across the performance parameters of technology excellence.

To download a copy of the complimentary report, please click here.

Summarizing key strengths for NICE Actimize, the Quadrant Knowledge Solutions SPARK Matrix™ report noted, “The company offers a next-generation KYC/CDD solution titled CDD-X that leverages AI and ML technologies to provide accurate customer risk scoring and reduce compliance risk. CDD-X’s key KYC capabilities and functionalities include customer onboarding, data intelligence, identity resolution, customer risk screening, ultimate beneficial ownership, simulation, entity profiling and entity scoring.”

“The NICE Actimize next-generation KYC/CDD solution provides complete customer lifecycle risk coverage, including integrated data intelligence, identity resolution, extensive out-of-the-box risk models, dynamic segmentation and risk scoring, simulation, and full auditability to help organizations fully understand their customers, their customers’ connections, and any associated risks,” said Pradnya Gugale, Analyst, Quadrant Knowledge Solutions. “Once again, we recognize NICE Actimize’s extensive technology innovation and leadership in driving the adoption of advanced KYC solutions.”

Outlining one of NICE Actimize’s important CDD-X solution differentiators, the report stated, “CDD-X provides real-time entity resolution capabilities to ensure a single view of the customer by identifying and resolving duplicated entity records and entity obfuscation. This capability also uncovers hidden relationships and networks for a more comprehensive understanding of the customer and their risk. CDD-X also provides customer risk screening through full integration with Actimize’s party screening solution, WL-X. The integrated solution ensures all customers and prospects are fully screened for relevant risks directly through the CDD-X platform.”

The Quadrant Knowledge SPARK Matrix report explained, “NICE Actimize’s CDD-X delivers data from premium and public data sources, via NICE Actimize’s X-Sight DataIQ solution, (actionable customer intelligence) to equip financial institutions with comprehensive and enriched intelligence on customers and counterparty risks throughout onboarding and KYC processes. X-Sight DataIQ aggregates external data sources and continuously monitors these sources for changes, such as updates in global sanctions, PEP status, corporate ownership or directorship, enforcement lists, and adverse news. The solution enables organizations to enrich customer and counterparty profiles with the latest intelligence and allows them to quickly act on opportunities and threats throughout the customer lifecycle.

“NICE Actimize’s AI-powered KYC/CDD solutions support our financial services organizations as they place stronger emphasis on establishing a risk-based approach to fighting financial crime,” said Craig Costigan, CEO, NICE Actimize. “Our solutions provide an unparalleled ability to access true and transparent business intelligence around customers and entities while managing critical compliance challenges and providing complete customer lifecycle coverage without compromising customer experience.”

The Quadrant Knowledge report concluded, “In terms of future roadmap, NICE Actimize plans to continue taking an entity-centric approach, allowing financial service organizations to look at each entity’s risk holistically across financial crime compliance verticals. The product roadmap includes the expansion of current onboarding capabilities to have more dynamic, out-of box, and intelligent onboarding processes that leverage Actimize’s integrated data intelligence for a better customer experience.”

The report also observed, “The company also plans to continue strengthening data availability and capabilities. X-Sight Marketplace & X-Sight DataIQ will continue to add data sources that help customers enrich their entity profiles and obtain a holistic view of entity risks. The company continues to invest in improving its network analytics capabilities to offer an advanced assessment of network risk. Lastly, the company is focused on developing a solution-agnostic centralized risk profile and scoring solution that synchronizes risk inputs across financial crime verticals to democratize risk information and improve financial crime risk prevention, monitoring, and detection.”

For additional information: please read more about NICE Actimize’s comprehensive anti-money laundering suite here.

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients in achieving business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverable is designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.